                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File No. 001-32046

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR

For Period Ended: August 31, 2005

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

    For Transition Period Ended:___________________________________


     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I--REGISTRANT INFORMATION


Full Name of Registrant: SIMULATIONS PLUS, INC.


Former Name if Applicable: N/A


Address of Principal Executive Office (STREET AND NUMBER): 1220 W. AVENUE J


City, State and Zip Code: LANCASTER, CA 93534-2902


                        PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III--NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     THE REGISTRANT IS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-KSB FOR ITS FISCAL YEAR ENDED AUGUST 31, 2005, WITHIN THE PRESCRIBED TIME PERIOD DUE TO UNFORESEEN DELAYS IN THE COLLECTION AND REVIEW OF INFORMATION AND DOCUMENTS AFFECTING DISCLOSURES IN THE ANNUAL REPORT ON FORM 10-KSB. THE REGISTRANT EXPECTS TO FILE THE SUBJECT REPORT NO LATER THAN THE FIFTEENTH CALENDAR DATE FOLLOWING THE PRESCRIBED DUE DATE FOR THE REPORT.


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            MOMOKO BERAN               (661)                  723-7723
           --------------         ---------------        ------------------
               (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes No |_|

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(3) A significant change in results of operations for the year ended August 31, 2005 (FY05) from the fiscal year ended August 31, 2004 (FY04).

Revenues for fiscal year 2005 (FY05) were $4.752 million, as compared to $5.207 million in FY04. Revenues for our Words+ subsidiary increased $333,000, while revenues for the Simulations Plus pharmaceutical software and services business decreased $788,000. The largest changes in pharmaceutical software and services revenues were due to three factors: (1) revenues of $860,000 from multi-year software licenses with two customers in FY04 were recognized during that fiscal year, resulting in no revenue recognized in FY05 for those licenses, (2) three customers did not renew their annual licenses, resulting in a net decrease of $80,000, which was offset by eight new customers that resulted in new revenues of $259,000, and (3) income from study contracts decreased by $65,000. Net income for FY05 was $262,000, compared to $835,000 for FY04. This decrease was due to two factors: (1) the lower pharmaceutical software revenues as explained above, (2) a change in provision for income taxes of $224,000 from a benefit of $138,000 in FY04 to an expense of $86,000 in FY05.


                             SIMULATIONS PLUS, INC.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 2, 2005                    By  /s/ MOMOKO BERAN
                                             -------------------------------
                                             Momoko Beran
                                             Chief Financial Officer